August 13, 2024

VIA EDGAR

Stephen Kim

Doug Jones

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	PetIQ, Inc.
Form 10-K for Fiscal Year Ended December 31, 2023 File No. 001-38163

Dear Mr. Kim and Mr. Jones:

On behalf of PetIQ, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) delivered on July 22, 2024. For convenience of reference, the Staff’s comments are provided in italicized type herein.

Form 10-K for Fiscal Year Ended December 31, 2023

Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Year Ended December 31, 2023 Compared With Year Ended December 31, 2022, page 36

Comment No. 1:

Please consider providing a more robust disclosure regarding the underlying reasons for your material revenue increase. For example, regarding products discuss further what you mean by broad strength and growth, and any associated underlying factors and trends. For services, discuss the operational improvements cited that contributed to increased revenues and why/how. Also for services, discuss the extent that cited increases in clinic counts, average dollar per clinic and average dollar per pet served contributed to the increase. Refer to Item 303(a), introductory paragraph of (b) and (b)(2)(ii) and (iii) of Regulation S-K and Section III.B.4 of Release No. 33-8350 for guidance.

Response:

The Company respectfully acknowledges the Staff’s comment and undertakes to provide more robust disclosure regarding the underlying reasons for material revenue changes in its future quarterly and annual filings.

Comment No. 2:

Since cost of revenues is material to your results, please consider a separate quantitative and qualitative comparable analysis of it to the extent material in helping investors better understand your operations and results. Refer to Item 303(b). In doing so, consider discussing the impact of each component of cost of revenues that caused cost of revenues to materially vary (or not vary when expected to). Consider performing the analysis at the segment level to the extent meaningful in further understanding your operations and results.

Response:

The Company respectfully acknowledges the Staff’s comment and undertakes to include a separate quantitative and qualitative comparable analysis of cost of revenues to the extent material in helping investors better understand the Company’s operations and results in its future quarterly and annual filings.

Consolidated Non-GAAP Financial Measures, page 38

Comment No. 3:

You include an adjustment for impairment and other asset charges to arrive at your non-GAAP financial measure "EBITDA." As your current calculation does not comply with EBITDA as defined in Exchange Act Release No. 47226, please revise to exclude the impairment and other asset charges adjustment from your calculation of EBITDA or rename the measure. Refer to Question 103.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response:

The Company respectfully acknowledges the Staff’s comment and has removed the adjustment for impairment and other asset charges from its EBITDA calculation and added it as an Adjusted EBITDA adjustment beginning with its Quarterly Report on Form 10-Q for the quarter ended June 30, 2024.

Financial Condition, Liquidity, and Capital Resources

Cash Flows

Cash Provided by Operating Activities, page 40

Comment No. 4:

You disclose the increase in cash provided by operating activities was primarily attributable to the increase in profitability and changes in non-cash items. Please expand your analysis to disclose the material underlying factors that impact the comparability between periods of reported operating cash flows in terms of cash. Quantify each factor cited so investors may understand the magnitude of each. Your discussion should focus on factors that directly affect cash, and not merely refer to results/profitability since it is recorded on an accrual basis or noncash items that do not affect cash. Refer to the introductory paragraph of Section IV.B. and all of B.1 of Release No. 33-8350 for guidance.

Response:

The Company respectfully acknowledges the Staff’s comment and undertakes to include an expanded analysis of the material underlying factors that impact the comparability between periods of reported operating cash flows in terms of cash, including by quantifying each material factor so that investors may understand the magnitude of each and focusing on factors that directly affect cash, in its future quarterly and annual filings.

***

If you have any questions regarding any of the responses in this letter, please call me at (208) 939-8900.

Respectfully submitted,

/s/ Zvi Glasman
Zvi Glasman

cc: Christina T. Roupas, Cooley LLP